Exhibit 99.17

Execution Copy

SUMITOMO ASSIGNMENT AND ASSUMPTION AGREEMENT

This Sumitomo Assignment and Assumption Agreement (this “Agreement”) is entered into this 17th day of September, 2014, by and among Eisai Co., Ltd., a Japanese limited company (“ECL”), Eisai Inc., a Delaware corporation (“ESI”, and together with ECL, the “Eisai Companies”), Concordia Pharmaceuticals Inc., an international business company incorporated under the laws of Barbados (“Concordia”), and Sumitomo Dainippon Pharma Co., Ltd., a company organized under the laws of Japan (“Sumitomo”). The Eisai Companies, Concordia and Sumitomo may each be referred to herein as a “Party” and collectively as the “Parties.” This Agreement is entered into in connection with the execution and delivery of the Asset Purchase Agreement, dated as of September 3, 2014, by and between ESI and Concordia (the “Asset Purchase Agreement”). Additional definitions are listed in Annex A. Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the North American Agreement (as defined in Annex A).

WHEREAS, the Eisai Companies and Sumitomo are parties to the following agreements: (I) a Consolidation Agreement, dated as of December 16,2003 (the “Consolidation Agreement”), (2) the North American Agreement, (3) the European Agreement (as defined in Annex A), and (4) the Other Agreements (as defined in Annex A) (the Consolidation Agreement, the North American Agreement, the European Agreement and the Other Agreements collectively, the “Sumitomo Agreements”);

WHEREAS, ESI and Concordia have entered into the Asset Purchase Agreement, which provides, among other things, for the sale by ESI to Concordia of assets relating to the pharmaceutical product containing zonisamide that was approved by the U.S. Food and Drug Administration pursuant to NDA [REDACTED] and commercialized in the United States of America, including Puerto Rico (the “U.S. Territory”), prior to the closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”) by ESI under the trademark ZONEGRAN® (such product, the “U.S. Product”), as such assets and business exist immediately prior to the Closing, including certain rights of ESI under the Sumitomo Agreements with respect to the U.S. Territory more fully described herein;

WHEREAS, under the terms of the Asset Purchase Agreement, (1) ESI has agreed to assign, and Concordia has agreed to assume, in each case, at the Closing, certain rights, liabilities and obligations of ESI under or pursuant to the North American Agreement with respect to the U.S. Territory, all as more fully described herein, that arise on or after the Closing Date (as defined in Annex A), and (2) ESI has agreed to license to Concordia certain trademarks related to the U.S. Product in the U.S. Territory and sublicense to Concordia ESI’s rights under the North American Agreement with respect to the Trademark in the U.S. Territory;

WHEREAS, Sumitomo desires to consent to ESI’s assignment of the Assigned U.S. Rights (as defined below) and Concordia’s assumption of the Assumed U.S. Obligations (as defined below) and ESI’s sublicense to Concordia of ESI’s rights under the North American Agreement with respect to the Trademark in the U.S. Territory, in each case, on the terms and conditions set forth herein; and

WHEREAS, in connection with ESI’s assignment of the Assigned U.S. Rights and Concordia’s assumption of the Assumed U.S. Obligations, Sumitomo and the Eisai Companies desire to terminate the Consolidation Agreement, with such termination to be effective immediately prior to the Closing.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions set forth herein, the Parties hereto agree as follows:

1. Termination of Consolidation Agreement. [REDACTED] (a) ESI and Sumitodmo shall be the parties to the North American Agreement and, as a result thereof, (i) all rights, obligations and liabilities of the Eisai Companies thereunder shall be the rights, obligations and liabilities, respectively, of only ESI, (ii) Sumitomo shall not have any recourse against ECL or under the European Agreement with respect to any obligations or liabilities of any Eisai Company under the North American Agreement, regardless of when such obligations or liabilities arose, and (iii) ESI shall not have any recourse against Sumitomo or under the European Agreement with respect to any obligations or liabilities of Sumitomo under the North American Agreement, regardless of when such obligations or liabilities arose; and (b) ECL and Sumitomo shall be the parties to the European Agreement and, as a result thereof, (i) all rights, obligations and liabilities of the Eisai Companies thereunder shall be the rights, obligations and liabilities, respectively, of only ECL, (ii) Sumitomo shall not have any recourse against ESI or under the North American Agreement with respect to any obligations or liabilities of any Eisai Company under the European Agreement, regardless of when such obligations or liabilities arose, and (iii) ECL shall not have any recourse against Sumitomo or under the North American Agreement with respect to any obligations or liabilities of Sumitomo under the European Agreement, regardless of when such obligations or liabilities arose.

2. Assignment of Assigned U.S. Rights. In accordance with terms and conditions of the Asset Purchase Agreement and Article 29, and notwithstanding Clause 2.03, of the North American Agreement, ESI hereby assigns to Concordia, effective upon the Closing, the Assigned U.S. Rights. For purposes of this Agreement, the “Assigned U.S. Rights” means all of ESI’s rights, title and interest in and to the North American Agreement from and after the Closing to the extent related to or arising out of the U.S. Territory (including, but not limited to, the marketing, distribution, manufacture and sale of the Product and all regulatory rights to act as U.S. representative and authorized agent of Sumitomo with respect to the Product), but excluding any and all of ESI’s rights and interest in the Trademark. Notwithstanding the foregoing, (a) ESI retains, and the Assigned U.S. Rights do not include, all rights granted under Clause 2.02 of the North American Agreement with respect to the Trademark and the Information as such Information relates to Canada and Mexico only, (b) ESI retains the right to make and have made the Product in the U.S. Territory for sale outside of the U.S. Territory, and (c) ESI retains a right to receive Dainippon Clinical Data and Dainippon Funded Zonisamide Information and a right and license to use the Dainippon Clinical Data and the Dainippon Funded Zonisamide Information throughout Canada and Mexico, in each case, in accordance with Clause 4.04(a) and Clause 4.04(b), respectively, of the North American Agreement.

3. Assumption of Assumed U.S. Obligations. In accordance with terms and conditions of the Asset Purchase Agreement and Article 29, and notwithstanding Clause 2.03, of the North American Agreement, Concordia hereby assumes, effective upon the Closing, all obligations and liabilities of ESI under the North American Agreement to the extent related to or arising out of the Assigned U.S. Rights on or after the Closing Date (the “Assumed U.S. Obligations”). Except for the Assumed U.S. Obligations, the Parties agree and acknowledge that Concordia shall not assume and shall not be liable or responsible in any manner for any other obligation of ESI pursuant to the North American Agreement.

4. Sumitomo Consent. Sumitomo hereby irrevocably and, except as expressly provided herein, unconditionally, consents to (a) the assignment by ESI to Concordia of the Assigned U.S. Rights and the assumption by Concordia of the Assumed U.S. Obligations and (b) from and after the Closing, the sublicense by ESI to Concordia (with right to grant further sublicenses through multiple tiers only to Affiliates of Concordia and only for so long as they remain Affiliates of Concordia) of ESI’s rights in and to the Trademark solely in the U.S. Territory and solely in order to distribute, commercialize, market, manufacture, or otherwise exploit in any way the Product in the U.S. Territory. Sumitomo shall not exercise, and does hereby waive, its right to terminate the North American Agreement under Clause 28.01d) thereof as a result of the assignment and assumption contemplated by this Agreement. Without limiting the generality of the foregoing, from and after the Closing, Sumitomo shall look only to (i) Concordia for the performance of the Assumed U.S. Obligations and ESI shall have no obligation to Sumitomo with respect thereto and (ii) ESI for the performance of all other obligations under the North American Agreement and Concordia shall have no obligation to Sumitomo with respect thereto.

5. Retention of Pre-Closing Rights and Obligations. ESI and Sumitomo retain all of their respective rights, liabilities and obligations, as between each other, pursuant to the North American Agreement solely to the extent that any such rights, liabilities or obligations arise out of facts, events or circumstances occurring prior to the Closing Date, including under Article 23 of the North American Agreement. Except as set forth in this Agreement, the Parties agree and acknowledge that all other rights and obligations between ESI and Sumitomo, as between each other, under the North American Agreement with respect to the U.S. Territory (but not with respect to the Trademark) are hereby terminated in their entirety effective as of the Closing.

6. Transition Period. It is understood that a transition period shall commence on the Closing Date and continue for a period of [REDACTED] days, which period may be extended by mutual agreement of ESI and Concordia, for the purpose of providing a smooth and expeditious transition of the Assigned U.S. Rights and the Assumed U.S. Obligations and business and operational activities related to the Product in the U.S. Territory. [REDACTED] While both ESI and Concordia will be performing activities during the transition period with respect to the U.S. Territory, as between Concordia and Sumitomo, Concordia shall be responsible to Sumitomo for ensuring full performance of the Assumed U.S. Obligations and shall not assert any failure by ESI as a defense. It is further agreed that the following persons have been designated by ESI and Concordia, respectively, as the contact person for such Party for the purposes of the transition period:

For ESI:

[REDACTED]

Eisai Inc.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

Facsimile: [REDACTED]

Email: [REDACTED]

For Concordia:

[REDACTED]

Concordia Pharmaceuticals Inc.

Chancery House, High Street

Bridgetown, St. Michael, BB11128, BARBADOS

Facsimile: [REDACTED]

Email: [REDACTED]

7. Modifications to North American Agreement. Effective upon the Closing, the North American Agreement is hereby modified as follows:

(a) Concordia Designations. Concordia proposes and Sumitomo consents to the designation pursuant to Clause 2.03 and Clause 10.06 of the North American Agreement by Concordia of the following parties, as subcontractors, to carry out Concordia’s rights and obligations under the North American Agreement for and on behalf of Concordia, in each case, only to the extent and for so long as Concordia chooses in its sole discretion, with respect to the U.S. Territory, as follows, provided that such designations will not limit, waive or affect Concordia’s obligations under the North American Agreement or the Other Agreements, except to the extent that such obligations are performed by the applicable designee:

(i) [REDACTED]

(ii) [REDACTED]

(iii) [REDACTED]

(iv) [REDACTED]

(v) [REDACTED]

For the avoidance of doubt this provision shall not give rise to any rights of the Eisai Companies, Eisai Ltd. or any of their Affiliates exercisable against Concordia or Sumitomo, or any obligations of Sumitomo or Concordia to the Eisai Companies, Eisai Ltd. or any of their Affiliates.

In the event that any of the designations in Section 7(a) are terminated, ESI or its applicable Affiliate shall assign and Concordia or its applicable Affiliate shall assume, each Other Agreement that is related to the obligations that Concordia (or its future designee) will perform as a result of such termination.

(b) Supply Price and Payment Terms. Clause 11.05 of the North American Agreement shall be deleted in its entirety and replaced with the following: “Title to and risk of loss for the Compound shall pass to Concordia when the Compound is delivered by Dainippon to [REDACTED] or another location designated by Concordia.”

(c) Set-off Rights. Sumitomo shall not have any right to set-off any amount owed by Sumitomo under the North American Agreement, whether under Clause 11.06 thereof or otherwise, with respect to (i) the U.S. Territory against any amount owed to Sumitomo by ESI with respect to Canada, Mexico or the Trademark or (ii) Canada, Mexico or the Trademark against any amount owed to Sumitomo by Concordia with respect to the U.S. Territory.

(d) Report. Concordia shall be required to prepare and deliver to Sumitomo the reports described in Clause 15.01 of the North American Agreement and keep the records described in Clause 15.02 of the North American Agreement solely with respect to the U.S. Territory and ESI shall be required to prepare and deliver to Sumitomo the reports described in Clause 15.01 of the North American Agreement and keep the records described in Clause 15.02 of the North American Agreement solely with respect to Canada and Mexico.

(e) Performance by Affiliate and Designee. Notwithstanding anything to the contrary in the North American Agreement, including without limitation Clause 21.01, Concordia shall not be required to guarantee the performance by any Eisai Company or any Affiliate or designee of such entities under the North American Agreement or pursuant to the designations under Section 7(a) above.

(f) Secrecy. The language in Clause 25.01 of the North American Agreement through the end of subclause i) thereof shall be deleted in its entirety and replaced with the following:

“During the term of this Agreement and for [REDACTED] thereafter, Concordia, Eisai and Sumitomo shall each maintain confidential the Information or any other confidential or proprietary information received from any other party under this Agreement, except for or to the extent of the Information or such other information:

i) which must be disclosed by the recipient to any Registration Body to the extent the same is necessary to enable the attainment of the purpose of this Agreement; or”

(g) Term of Agreement. For clarity, (i) only Concordia and Sumitomo shall have the right to terminate the North American Agreement with respect to the U.S. Territory pursuant to Clause 26.02 thereof and (ii) only ESI and Sumitomo shall have the right to terminate the North American Agreement with respect to Canada and Mexico pursuant to Clause 26.03 thereof.

(h) Termination.

(i) Sumitomo shall be permitted to terminate the North American Agreement pursuant to Clause 28.01a) only with respect to Concordia if Concordia notifies Sumitomo in writing of its determination to discontinue sale of the Product in the U.S. Territory and only with respect to Eisai if ESI notifies Sumitomo in writing of its determination to discontinue sale of the Product in Canada and Mexico.

(ii) No termination of the North American Agreement by Sumitomo pursuant to Clause 28.01b) or Clause 28.01c) thereof as a result of any breach of the North American Agreement by Concordia or ESI or the suffering by Concordia or ESI of any event specified in Clause 28.01c), respectively, shall result in the termination of the North American Agreement with respect to the other such Party and its territory. No termination of the North American Agreement by Concordia or ESI pursuant to Clause 28.01b) or Clause 28.01c) thereof shall result in the termination of the North American Agreement with respect to the other such Party and its territory.

(iii) Article 27 of the North American Agreement shall apply to Concordia or ESI only to the extent the North American Agreement is terminated with respect to such Party and its territory in accordance with the preceding clauses (i) and (ii).

(iv) Clause 26.04 of the North American Agreement is hereby deleted in its entirety and shall have no further force or effect.

(i) Marketing and Minimums. Article 13 and Schedule C of the North American Agreement, are hereby deleted in their entirety and shall have no further force or effect. Notwithstanding anything to the contrary in the North American Agreement, Concordia shall only be required to provide the following information with respect to the Product in the U.S. Territory under Article 15 of the North American Agreement: (1) monthly gross and net sales in both unit and value, (2) selling price and (5) current inventory levels.

8. Regulatory Matters.

(a) Effective from and after the Closing, Sumitomo hereby grants to ESI and its Affiliates (so long as they remain Affiliates of ESI), a revocable (upon the termination for any reason of the North American Agreement with respect to Eisai), non-exclusive, fully-paid, royalty-free, non-sublicensable (provided that the lack of a sublicense shall not be used by a Party to challenge the manufacture, sale or distribution of products by third party manufacturers, wholesalers and distributors of ESI and its Affiliates in Canada and Mexico) and non-transferable license and right of reference to the US Registration and all Information related thereto in order for ESI to exercise its rights and perform its obligations under the North American Agreement with respect to Canada and Mexico.

(b) In furtherance of the grants in Section 8(a) above, from and after the Closing, upon ESI’s reasonable request, Sumitomo shall, (i) provide to ESI or ESI’s Affiliates, at ESI’s cost and expense, copies of the US Registration owned by Sumitomo and all Information related thereto as shall be reasonably requested by ESI or its applicable Affiliate solely for purposes of exercising ESI’s rights or performing ESI’s obligations under the North American Agreement with respect to Canada and Mexico and (ii) provide to ESI or its applicable Affiliate and to any specified Canadian Authority or Mexican Authority a letter, in the form reasonably requested by ESI, acknowledging that ESI or its applicable Affiliate has the right of reference to the US Registration and all Information related thereto in order to exercise its rights and perform its obligations under the North American Agreement with respect to Canada and Mexico.

(c) Effective from and after the Closing, Sumitomo hereby grants to Concordia and its Affiliates (so long as they remain Affiliates of Concordia), a revocable (upon the termination for any reason of the North American Agreement with respect to Concordia), non-exclusive, fully-paid, royalty-free, non-sublicensable (provided that the lack of a sublicense shall not be used by a Party to challenge the manufacture, sale or distribution of U.S. Products by third party manufacturers, wholesalers and distributors of Concordia and its Affiliates in the U.S. Territory) and non-transferable license and right of reference in the U.S. Territory to any Registration owned by Sumitomo, other than the U.S. Registration, and all Information related thereto in order for Concordia to exercise its rights and perform its obligations under the North American Agreement with respect to the U.S. Territory.

(d) In furtherance of the grants in Section 8(c) above, from and after the Closing, upon Concordia’s reasonable request, Sumitomo shall, (i) provide to Concordia or Concordia’s Affiliates, at Concordia’s cost and expense, copies of the Registration owned by Sumitomo, other than the U.S. Registration, and all Information related thereto as shall be reasonably requested by Concordia or its applicable Affiliate solely for purposes of exercising Concordia’s rights or performing Concordia’s obligations under the North American Agreement with respect to the U.S. Territory and (ii) provide to Concordia or its applicable Affiliate and to any specified U.S. governmental authority a letter, in the form reasonably requested by Concordia, acknowledging that Concordia or its applicable Affiliate has the right of reference to such Registration and all Information related thereto in order to exercise its rights and perform its obligations under the North American Agreement with respect to the U.S. Territory.

9. Notices. From and after the Closing, (a) all notices provided under the North American Agreement relating solely to the U.S. Territory shall be sent to Concordia or Sumitomo, as applicable, (b) all notices provided under the North American Agreement relating solely to Canada or Mexico shall be sent to ESI or Sumitomo, as applicable, and

(c) all notices provided under the North American Agreement under Clause 26 or Clause 28 thereof or the Trademark or relating to both the U.S. Territory and to (i) Canada or Mexico or (ii) the Trademark shall be sent to Concordia, ESI and Sumitomo. Any notices to be sent to Concordia pursuant to Article 34 of the North American Agreement shall be sent to Concordia as follows:

Concordia Pharmaceuticals Inc.

Chancery House, High Street

Bridgetown, St. Michael, BB11128, BARBADOS

Attention: Managing Director

Facsimile: [REDACTED]

Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place 161 Bay Street

Suite 4310

Toronto M5J 2S1

Canada

Facsimile: (416)367-7370

Email: raymer.richard@dorsey.com

Attention: Richard Raymer

10. No Other Amendments. Except as expressly amended hereby, the Sumitomo Agreements are not amended, modified or affected by this Agreement, and the Sumitomo Agreements and all terms and provisions thereof shall remain in full force and effect.

11. Effectiveness; Termination. The Parties agree and acknowledge that this Agreement shall become effective upon the Closing.

12. Representations and Warranties. Each Party represents and warrants to the other Parties that (i) such Party is duly organized, validly existing and, where applicable, in good standing under the laws of such Party’s jurisdiction of organization, (ii) this Agreement has been duly and validly authorized, executed and delivered by such Party and, when executed and delivered by the other Parties, will constitute a legal valid and binding obligation of such Party enforceable against it in accordance with its terms, and (iii) neither the execution and delivery by such Party of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) violate any applicable law to which such Party is subject or any provision of its organizational documents, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify or cancel, or require any notice under, or the consent of any other Party to, any material contract, lease, sublease, license, franchise, permit, indenture, agreement for borrowed money, instrument of indebtedness, lien or other arrangement to which such Party is bound or to which any of such Party’s assets are subject.

13. Further Assurances. Each Party agrees, from and after the Closing, upon the reasonable request of another Party, and at the expense of the requesting Party, to make, execute and deliver any or all documents or instruments of any kind or character, and to perform all such other actions, that may be necessary or proper and reasonable to effectuate, confirm, perform or carry out the terms and provisions of this Agreement.

14. Governing Law, Arbitration.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

(b) Arbitration. All disputes arising out of or in connection with this Agreement or the Sumitomo Agreements, notwithstanding any other provisions therein, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by one or more arbitrators appointed in accordance with the ICC Rules. The arbitration shall be held in New York, New York, and shall be conducted in English. The decision and award of the arbitrators in any arbitration proceeding between the Parties shall be: (a) in writing, stating the reasons for such decision, (b) final and binding upon the Parties hereto; and (c) enforceable in any court of competent jurisdiction. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages.

15. Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. Unless otherwise specified or where the context otherwise requires, “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:	[REDACTED]
Name:	[REDACTED]
Title:	[REDACTED]

EISAI CO., LTD

By:	[REDACTED]
Name:	[REDACTED]
Title:	[REDACTED]

EISAI INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[SIGNATURE PAGE TO SUMITOMO ASSIGNMENT AND ASSUMPTION

AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:
Name:
Title:

EISAI CO., LTD

By:
Name:
Title:

EISAI INC.

By:	[REDACTED]
Name:	[REDACTED]
Title:	[REDACTED]

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[SIGNATURE PAGE TO SUMITOMO ASSIGNMENT AND ASSUMPTION

AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:
Name:
Title:

EISAI CO., LTD

By:
Name:
Title:

EISAI INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED]
Name:	[REDACTED]
Title:	[REDACTED]

[SIGNATURE PAGE TO SUMITOMO ASSIGNMENT AND ASSUMPTION

AGREEMENT]

ANNEX A

ADDITIONAL DEFINITIONS

“North American Agreement” means

1. [REDACTED]

2. [REDACTED]

3. [REDACTED]

4. [REDACTED]

5. [REDACTED]

6. [REDACTED]

7. [REDACTED]

8. [REDACTED]

9. [REDACTED]

“Other Agreements” means

1. [REDACTED]

2. [REDACTED]

“European Agreement” means

1. [REDACTED]

2. [REDACTED]

3. [REDACTED]

4. [REDACTED]

5. [REDACTED]

6. [REDACTED]

7. [REDACTED]

8. [REDACTED]

9. [REDACTED]

10. [REDACTED]

11. [REDACTED]

12. [REDACTED]

13. [REDACTED]

14. [REDACTED]

15. [REDACTED]

16. [REDACTED]

17. [REDACTED]

18. [REDACTED]

19. [REDACTED]

20. [REDACTED]

21. [REDACTED]

22. [REDACTED]

23. [REDACTED]

24. [REDACTED]

25. [REDACTED]

26. [REDACTED]

27. [REDACTED]

28. [REDACTED]

29. [REDACTED]

“Closing Date” means the date on which the Closing occurs.